December 18, 2007

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Mail Stop 7010

100 F Street, N.E.

Washington, DC  20549-7010

Attention:	John Hartz
Senior Assistant Chief Accountant

Re:	Crocs, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Form 10-Q for the period ended June 30, 2007
File No. 1-51754

Ladies and Gentlemen:

Crocs, Inc. (the “Company”), is pleased to submit this response to the comments of the Staff, as set forth in a letter dated December 4, 2007 to Peter S. Case, Chief Financial Officer of the Company, on the Form 10-K for the fiscal year ended December 31, 2006, Form 10-Q for the period ended June 30, 2007 and the Form 10-Q for the period ended September 30, 2007.

For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response (in bold).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

General

1.                                       Comment:  Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

                                                Response:  Where applicable, the Company has indicated in its responses what the revisions to its disclosure will look like in future filings.

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2007

Management’s Discussion and Analysis

Results of Operations, page 18

2.                                       Comment:  We note your response to prior comment 4 and the additional disclosures provided.  We continue to believe that you should provide additional quantification so that readers are better able to understand the impact of the various factors that you disclose on your actual revenues.  Your response indicates that you may not be able to provide quantification for certain factors as the financial information for prior years is not available.  For any factor for which financial information is available, please quantify the actual dollar impact of the factor on your revenues from period to period.  For example, you should disclose the dollar amount of the increase in revenues due to the increase in the number of retail stores and the sale of new 2007 lines.

Response:  We have noted the Staff’s comments.  In future filings, we will expand our discussion of revenues to quantify various factors to enhance the understanding of our changes in actual revenues.

As an example, for our Form 10-Q for the quarter ended September 30, 2007, we would have written the following with respect to our disclosures:

 Revenues.    Revenues increased 130% or $145 million, to $256.3 million, in the three months ended September 30, 2007, from $111.3 million in the three months ended September 30, 2006. Our revenues from sales outside of the United States were $130.9 million in the three months ended September 30, 2007 compared to $40.9 million in the three months ended September 30, 2006. This increase was primarily a result of significantly higher unit sales of our footwear products in our domestic, Asian and European markets driven by growing awareness and increased acceptance of our brands and products. Sales in Europe increased 392% or $46.3 million, to $58.1 million in the three months ended September 30, 2007, from $11.8 million in the three months ended September 30, 2006. Asia sales increased 240% or $38.1 million, to $53.9 million in the three months ended September 30, 2007, from $15.8 million in the three months ended September 30, 2006. Sales in Asia were led by Japan where sales increased 630% or $27.1 million, to $31.4 million in the three months ended September 30, 2007, from $4.3 million in the three months ended September 30, 2006. Unit sales of footwear products increased 103% or 7.0 million pairs, to 13.8 million pairs, in the three months ended September 30, 2007, from 6.8 million pairs in the three months ended September 30, 2006. The higher unit sales primarily resulted from:

• an increase in the number of customer doors selling our products,

• new product offerings,

• increased sales at company owned retail locations and

• business acquisitions.

Domestic and international customer doors selling our products totaled over 12,500 and 16,000, respectively, at September 30, 2007 compared to over 9,000 and 6,500, respectively, at September 30, 2006. Sales of our classic models increased by approximately 40% during the three months ended September 30, 2007 when compared to sales in the three months ended September 30, 2006 and now amounts to approximately 35% of total sales. Sales of footwear product styles introduced in 2007 represented approximately 18.3% or $47.0 million of our overall revenues for the three months ended September 30, 2007.

Our company owned retail locations, including retail stores, kiosks and outlets, increased to over 185 at September 30, 2007 from just over 70 at September 30, 2006. Total revenue from company owned retail locations was $25.2 million in the three months ended September 30, 2007 compared to $6.5 million in the three months ended September 30, 2006.  We expect revenues from our company owned retail stores to increase in the future as we continue to expand the number of company owned retail locations.

Businesses acquired subsequent to September 30, 2006 contributed approximately $26.9 million to our revenues during the quarter ended September 30, 2007.

*              *              *

In connection with responding to your comments, the Company acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff Comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any periods under the federal securities laws of the United States.

If the Staff has any questions on any of the information set forth herein, please telephone me at (303) 848-7050.  Thank you again for your time and consideration.

Very truly yours,

		By:	/s/ Peter S. Case
Peter S. Case

Chief Financial Officer, Senior Vice President-Finance and Treasurer

cc:	Erik Rebich, Esq., Crocs, Inc.
Nathaniel G. Ford, Esq., Faegre & Benson, LLP